UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

Essential Utilities, Inc.
(Name of Issuer)

Common Stock, par value $0.50 per share
(Title of Class of Securities)

03836W103
(CUSIP Number)

Patrice Walch-Watson Canada Pension Plan Investment Board One Queen Street East Suite 2500 Toronto, Ontario M5C 2W5 Canada Tel: (416) 868-4075
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03836W103

1	NAME OF REPORTING PERSONS Canada Pension Plan Investment Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,661,095
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,661,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,661,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on 245,024,157 shares of common stock, par value $0.50 per share (the “Common Stock”) of Essential Utilities, Inc. (formerly known as Aqua America, Inc.), a Pennsylvania corporation (the “Issuer”), outstanding as of March 16, 2020, according to information provided by the Issuer to the Reporting Persons

Page 2 of 13 Pages

CUSIP No. 03836W103

1	NAME OF REPORTING PERSONS CPP Investment Board PMI-2 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,661,095
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,661,095

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,661,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1) This calculation is based on 245,024,157 shares of Common Stock of the Issuer outstanding as of March 16, 2020, according to information provided by the Issuer to the Reporting Persons.

Page 3 of 13 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.50 per share (the “Common Stock”), of Essential Utilities, Inc. (formerly known as Aqua America, Inc.), a Pennsylvania corporation (the “Issuer”), having its principal executive offices at 726 W Lancaster Avenue, Bryn Mawr, Pennsylvania, 19010.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by Canada Pension Plan Investment Board, a Canadian Crown corporation (“CPP Investments”), and CPP Investment Board PMI-2 Inc., a Canadian corporation (“PMI-2” and, together with CPP Investments, the “Reporting Persons”). PMI-2 is a wholly-owned subsidiary of CPP Investments. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into and executed a written joint filing agreement with respect to the filing of this Schedule 13D, dated March 23, 2020 (the “Joint Filing Agreement”). Descriptions of the Joint Filing Agreement, as set forth in this Item 2 and elsewhere in this Schedule 13D, are qualified in their entirety by the terms of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The principal business address of the Reporting Persons is One Queen Street East, Suite 2500, Toronto, ON M5C 2W5 Canada. The principal business of CPP Investments is investing the assets of the Canada Pension Plan. The principal business of PMI-2 is holding securities.

In accordance with the provisions of General Instructions C to Schedule 13D, as of March 23, 2020, information concerning the name, business address, principal occupation and citizenship of each executive officer, director and controlling person, as applicable, of the Reporting Persons (collectively, the “Covered Persons”), as required by Item 2 of Schedule 13D, is provided on Schedule 1 hereto and is incorporated by reference herein.

Neither of the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

PMI-2 purchased 21,661,095 shares of Common Stock of the Issuer for an aggregate purchase price of U.S. $749,907,108.90 pursuant to the Stock Purchase Agreement, dated as of March 29, 2019 (the “Stock Purchase Agreement”), by and between the Issuer and CPP Investments, and assigned by CPP Investments to PMI-2. The purchase price was funded using the working capital of CPP Investments, which was contributed to PMI-2.

Page 4 of 13 Pages

References to, and descriptions of, the Stock Purchase Agreement as set forth in this Item 3 are qualified in their entirety by the terms of the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit 99.2 and is incorporated in its entirety in this Item 3.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired shares of the Issuer’s Common Stock for investment purposes as part of their ordinary business and investing activities.

PMI-2 has the right to designate a representative of PMI-2 (the “Board Representative”) for appointment, or nomination and recommendation for election, to the Issuer’s Board of Directors (the “Board”) pursuant to the Shareholders Agreement, dated as of March 16, 2020, by and between the Issuer and PMI-2 (the “Shareholders Agreement”) and through its voting rights with respect to its Common Stock. On December 23, 2019 and on March 16, 2020, the Issuer announced that its Board had appointed Wendy A. Franks, Ph.D. to the Board as the Board Representative, effective and contingent upon the consummation of PMI-2’s acquisition of the Issuer’s Common Stock pursuant to the Stock Purchase Agreement. After such initial appointment or election of the Board Representative, for so long as PMI-2 owns at least 5% of the then outstanding shares of Common Stock (the “5% Beneficial Ownership Requirement”), PMI-2 will have the right to designate a nominee to be the Board Representative. If PMI-2 ceases to satisfy the 5% Beneficial Ownership Requirement and continues not to satisfy such requirement for the later of (i) 180 days thereafter and (ii) the date of the next proxy statement relating to the annual meeting of shareholders of the Issuer, at the request of the Issuer, PMI-2 will cause the Board Representative to resign from the Board, and PMI-2 shall have no further right to designate a Board Representative to the Board.

In the event that the Board Representative nominated and recommended for election is not elected at the meeting of the shareholders of the Issuer, the Issuer will take necessary corporate action so that the Board will adopt resolutions increasing the authorized number of directors constituting the Board by one and appoint an alternative representative of PMI-2 to the Board at a subsequent meeting of the Board as long as PMI-2’s alternative representative continues to meet the requirements set forth in Section 2(d) of the Shareholders Agreement.

References to, and descriptions of, the Shareholders Agreement as set forth in this Item 4 are qualified in their entirety by the terms of the Shareholders Agreement, a copy of which is attached here to as Exhibit 99.3 and is incorporated in its entirety in this Item 4.

Accordingly, the Reporting Persons may participate in and influence the affairs of the Issuer through PMI-2’s rights under the Shareholders Agreement.

In addition, the Reporting Persons intend to monitor and evaluate their investment on an ongoing basis and expect regularly to review and consider alternative ways of maximizing their return on such investment. Subject to the Shareholders Agreement, market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional shares of Common Stock or dispose of shares of Common Stock in open market transactions, privately negotiated transactions or otherwise.

Page 5 of 13 Pages

In exploring ways to maximize the return on their investment, and as part of their ongoing investment activities, the Reporting Persons may engage in discussions with representatives of the Issuer and/or with other holders of the Issuer’s securities and, from time to time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, corporate governance, capital structure or its control, strategic alternatives and direction. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in its consideration of various possible courses of action, before forming any intention to pursue any particular plan or direction.

The Reporting Persons may, at any time, and from time to time, (i) review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a) – (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)      See Items 7 to 11 and Item 13 on page 2 of this Schedule 13D.

The Reporting Persons beneficially own, and have shared voting power and shared dispositive power with respect to, 21,661,095 shares of the Common Stock, representing approximately 8.8% of the outstanding Common Stock. Such percentage is calculated based on 245,024,157 shares of Common Stock outstanding as of March 16, 2020, according to information provided by the Issuer to the Reporting Persons.

(c)	Except as described in Item 3 above or elsewhere in this Schedule 13D, neither of the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Person has effected any transactions in the Common Stock during the past sixty days.

(d)	No person (other than the Reporting Persons) is known to the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons, to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock covered by this Schedule 13D.

(e)	Not applicable.

Page 6 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

PMI-2 is party to the Stock Purchase Agreement and the Shareholders Agreement. The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated into this Item 6 by reference.

In addition to the right of PMI-2 to nominate the Board Representative, the Shareholders Agreement provides for, among other things, certain registration rights of PMI-2 to require the Issuer to use its commercially reasonable efforts to register certain shares of Common Stock under the Securities Act of 1933, as amended, in accordance with the terms and conditions of the Shareholders Agreement. The Shareholders Agreement also provides pre-emptive rights to PMI-2. Subject to certain exceptions, for as long as PMI-2 satisfies the 5% Beneficial Ownership Requirement, PMI-2 has the option to participate in certain proposed issuances of equity securities, including securities convertible into or exchangeable for any equity security, by the Issuer, other than Excluded Issuances (as defined in the Shareholders Agreement), for a pro rata amount equal to PMI-2’s ownership percentage of the then outstanding Common Stock and on the same pricing terms.

The Shareholders Agreement also provides that, subject to certain exceptions, including transfers to affiliates with the Issuer’s prior written consent, PMI-2 may not transfer its shares of Common Stock (or any shares of Common Stock it acquires pursuant to an exercise of its pre-emptive rights under the Shareholders Agreement) until the earlier of (i) June 16, 2021 and (ii) a Change of Control (as defined in the Shareholders Agreement). Subject to certain exceptions and timing limitations, the Shareholders Agreement also includes a standstill restricting PMI-2 from, among other things, directly or indirectly soliciting proxies or consents to vote with respect to any voting securities of the Issuer, acquiring any securities, or rights to acquire any securities, of the Issuer and forming, joining or in any way participating in a “group” (as defined under the Act) with respect to the Issuer.

References to, and descriptions of, the Shareholders Agreement as set forth in this Item 6 are qualified in their entirety by the terms of the Shareholders Agreement, a copy of which is attached hereto as Exhibit 99.3 and is incorporated in its entirety in this Item 6.

As described in Item 2, the Reporting Persons have entered into the Joint Filing Agreement. References to, and descriptions of, the Joint Filing Agreement are qualified in their entirety by the terms of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of March 23, 2020, between the Reporting Persons.
99.2	Stock Purchase Agreement (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2019 (Commission File Number 001-06659)).*
99.3	Shareholders Agreement, dated as of March 16, 2020, between the Issuer and PMI-2.
99.4	Assignment and Assumption Agreement, dated as of March 13, 2020, between the Reporting Persons.

* Incorporated herein by reference.

Page 7 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2020

CANADA PENSION PLAN INVESTMENT BOARD

By	/s/ Patrice Walch-Watson
Name: Patrice Walch-Watson
Title: Senior Managing Director, General Counsel & Corporate Secretary

CPP Investment Board PMI-2 Inc.

By	/s/ Ryan Barry
Name: Ryan Barry
Title: Director and Secretary

Page 8 of 13 Pages

Schedule 1

Directors of CPP Investments

Heather Munroe-Blum

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William “Mark” Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Chuck Magro

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Nutrien Ltd

Citizenship: Canada

Page 9 of 13 Pages

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Great Britain, Australia

Karen Sheriff

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, United States

Kathleen Taylor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Jo Mark Zurel

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Executive Officers of CPP Investments

Mark Machin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President & Chief Executive Officer

Citizenship: Great Britain

Neil Beaumont

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial and Risk Officer

Citizenship: Canada

Alain Carrier

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of International, Head of Europe

Citizenship: Canada and Great Britain

Page 10 of 13 Pages

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Real Assets

Citizenship: Canada

Shane Feeney

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: Canada

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada and Great Britain

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Asia Pacific, CPP Investments

Citizenship: South Korea

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Deborah Orida

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Strategist

Citizenship: United States

Kelly Shen

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Technology and Data Officer

Citizenship: United States

Page 11 of 13 Pages

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Poul Winslow

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Denmark

Directors of PMI-2

Mark Machin

c/o CPP Investment Board PMI-2 Inc., One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President

Citizenship: Great Britain

Kristina Fanjoy

c/o CPP Investment Board PMI-2 Inc., One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director and Vice President

Citizenship: Canada

Ryan Barry

c/o CPP Investment Board PMI-2 Inc., One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director and Secretary

Citizenship: Canada

Page 12 of 13 Pages

Executive Officers of PMI-2

Mark Machin

c/o CPP Investment Board PMI-2 Inc., One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President

Citizenship: Great Britain

Kristina Fanjoy

c/o CPP Investment Board PMI-2 Inc., One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director and Vice President

Citizenship: Canada

Ryan Barry

c/o CPP Investment Board PMI-2 Inc., One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Director and Secretary

Citizenship: Canada

Page 13 of 13 Pages